SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 30, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated March 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James Sinclair

Date:   March 30, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  March 30, 2007

As a result of a review by the British Columbia Securities Commission, Tanzanian Royalty Exploration Corporation (the “Company”) is issuing the following press release to clarify our disclosure.

In disclosure previously appearing on the Company’s website, an estimate of 300,000 oz of gold at Kisunge was given, with a 1 g/t cut-off.  The disclosed resource should have been identified as an historical estimate, which the Company first disclosed on July 7, 2000 (Giroux, 2000) of 9,300,000 tonnes, grading 1.0 g/t, using a 0.5 g/t gold cut-off, yielding a gross gold content of 300,000 oz.  However, this historical estimate was not confirmed by the Company’s subsequent technical report (Oliver, 2003), which stated that no reliable resource estimate compliant with the current NI 43-101 requirements for any of the principal mineralized zones at Kisunge may be calculated, based on the available data.  The Company cautions therefore that because the historical Giroux (2000) resource estimate is not compliant with current NI 43-101 requirements, it should not be relied upon.

The Company indicated in our April 19, 2006 news release that we were confident that further drilling on our Luhala property, Tanzania, would enhance and expand the “mineral potential that we have already identified”.  The “mineral potential” referred to was not a current resource estimate, nor was it a reference to a potential mineral deposit, and was not meant to be interpreted as such.  Instead, we were referring to the encouraging mineral exploration results to April 2006 from the prior drilling work and exploration programs, which have all been previously released and are a matter of public record.  There is no current NI 43-101 compliant mineral resource estimate for the Luhala property.

In disclosure previously appearing on the Company’s website, current estimates of gold resources at Kisunge, as well as at Kisunge Central were made.  Neither of these references to mineral resources were based on a technical report compliant with NI 43-101 and, accordingly, should not be relied upon.

A current estimate of gold resources at Itetemia (Savage, 2005) was also previously made on the Company’s website.  The Savage estimate was an internal estimate prepared by the Company, and is not supported by a NI 43-101 compliant technical report.  Accordingly, the estimate should not be relied upon.

The Company has supported the following current mineral resource estimate on the GHR Area of the Itetemia property, based on a NI 43-101 compliant report filed in 2003 (Michaud, SRK):

GHR Area Estimator	Date	Status	Resource Category	Cutoff Grade	Tonnes	g/t Au grade
SRK	2001	Current	Inferred	2 g/t	511,000	7.09

As both the Luhala and Itetemia properties were recently optioned to Sloane Developments Ltd. in January 2007, the Company now has no plans to produce a current NI 43-101compliant technical report on the Itetemia property, which will of course be the responsibility of the new operator.  However, the Company does intend to update the 2003 Oliver report on the Luhala and Lunguya properties.

In disclosure previously appearing on the Company’s website, a current diamond resource estimate at Nyamigunga was given.  This estimate was also not based on a technical report compliant with NI 43-101 and, accordingly, should not be relied upon.

This news release has been reviewed and verified by John Deane, President of Tanzanian Royalty Exploration Corporation Limited, who is the Company’s qualified person.

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.tanzanianroyaltyexploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.